UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)

Aberdeen Australia Equity Fund, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

318652104

(CUSIP Number)

Moritz Sell

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+44.20.7572.6200

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Landesbank Berlin Holding AG

IRS No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ X ]
(b)	[	]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization

Federal Republic of Germany

Number of	7.	Sole Voting Power:

Shares Bene-

ficially	8.	Shared Voting Power: 2,783,741

Owned by Each

Reporting	9.	Sole Dispositive Power:

Person with:

10.	Shared Dispositive Power: 2,783,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,783,741

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)	16.5%

14.	Type of Reporting Person (See Instructions)	HC

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ X ]
(b)	[	]

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 2,783,741

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 2,783,741

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,783,741

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)	16.5%

14.	Type of Reporting Person (See Instructions)	BK

This Amendment No. 18 amends and supplements items 2, 3, 4, 5 and 7 of the Statement on Schedule 13D of Landesbank Berlin Holding AG (the "Parent"), formerly named Bankgesellschaft Berlin AG, and constitutes the first filing on Schedule 13D by Landesbank Berlin AG (“LB”), a wholly owned subsidiary of the Parent, with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Statements by the Parent that are not modified in this amendment are not amended and remain as previously reported.

Item 2. Identity and Background

Effective August 29, 2006, the name of the Parent was changed from Bankgesellschaft Berlin AG to Landesbank Berlin Holding AG and all assets of the Parent were transferred, by operation of law as a “partial universal succession” under the GermanTransformation Act (Umwandlungsgesetz (the “Reorganization”), to LB. LB is a German banking corporation with its principal office and place of business at Alexanderplatz 2, D-10178 Berlin, Germany. Neither the Parent nor LB has during the last five years been a party to a criminal or civil proceeding of the kinds specified in items (d) and (e) of the instructions to Schedule 13D. The amendment to Annex A attached hereto sets forth the name, address and principal occupation of each director and executive officer of the Parent; new Annex B hereto sets forth the name, address and principal occupation of each director and executive officer of LB. Based on the information about the persons listed on Annexes A and B that is available to the Parent and LB pursuant to German labor law (including a police certificate of no criminal record), neither the Parent nor LB is aware of any information to the effect that any such person has during the last five years been party to any such criminal or civil proceeding. All of the individuals listed on Annexes A and B are citizens of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4.

Item 4. Purpose of Transaction

The purpose of the Reorganization was to facilitate the contemplated sale in 2007 of ownership of the Parent by the Land Berlin (State of Berlin). That sale is required by rulings promulgated by the European Commission in connection with the approval of aid provided to the Parent by the Land Berlin. In connection with the Reorganization LB increased its capital, and the Parent received all new shares out of that capital increase in exchange for the Parent’s assets. LB thereby became a wholly owned subsidiary of the Parent.

LB hereby adopts the currently applicable statements of the Parent set forth in previous amendments to this Statement on Schedule 13D with respect to LB’s intentions concerning the matters set forth in items (a) through (j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) According to the Fund’s pre-effective amendment number 1 to Form N-2 filed on July 18, 2006, there were 16,837,444 shares of Common Stock outstanding at June 30, 2006. The percentages set forth in this Item 5(a) are derived using such number. Following the transfer of the shares of Common Stock by the Parent to LB pursuant to the Reorganization, each of the Parent and LB is the beneficial owner of 2,783,741 shares of Common Stock, which constitute approximately 16.5% of the outstanding shares of Common Stock.

(b) LB has sole power to vote and to dispose of the shares of Common Stock owned by it. As the parent holding company, the Parent has the power to influence the decisions of LB with regard to the disposition and voting of such shares of Common Stock, and therefore is deemed to share voting and dispositional authority with respect to such shares.

(c), (d) and (e) Inapplicable.

Item 7. Exhibits

An agreement by the Parent and LB to file this Amendment No. 18 and subsequent amendments hereto as a group is attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2006

LANDESBANK BERLIN HOLDING AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title:	Authorized Signatory

By: /s/ Volker Alt
Name: Volker Alt
Title:	Authorized Signatory

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title: Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title:	Director

EXHIBIT A

Agreement to File as a Group

The undersigned hereby agree that the Amendment No. 18 to the Statement on Schedule 13D to which this Agreement is attached is filed, and any subsequent amendments to such Statement on Schedule 13D will be filed, on behalf of each of them.

Dated: October 19, 2006

LANDESBANK BERLIN HOLDING AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title:	Authorized Signatory

By: /s/ Volker Alt
Name: Volker Alt
Title:	Authorized Signatory

LANDESBANK BERLIN AG

By: /s/ Dirk Kipp
Name: Dirk Kipp
Title: Managing Director

By: /s/ Moritz Sell
Name: Moritz Sell
Title:	Director

Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Landesbank Berlin Holding AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin Holding AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter Alexanderplatz 2 D-10178 Berlin	Chairman of the Managing Board of Landesbank Berlin Holding AG
Dr. Thomas Veit Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin Holding AG

Annex B

Unless otherwise indicated, the business address for all individuals listed in this Annex B is Landesbank Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter Alexanderplatz 2 D-10178 Berlin	Chairman of the Managing Board of Landesbank Berlin AG
Serge Demolière Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin AG
Dr. Johannes Evers Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin AG
Uwe Kruschinski Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin AG
Hans Jürgen Kulartz Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin AG
Martin Klaus Müller Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit Alexanderplatz 2 D-10178 Berlin	Member of the Managing Board of Landesbank Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Landesbank Berlin AG Recht Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Berentin, Ronald Landesbank Berlin AG Berliner Sparkasse Kredit Firmenkunden und Privatkunden Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Boenke, Frank-Michael Landesbank Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Brummel, Beate Landesbank Berlin AG Kreditbereich Kapitalmarkt Strukturierte Finanzierungen/Projektfinanzierungen Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Burmester, Dr. Christian Landesbank Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Landesbank Berlin AG London Branch
Butzer, Arnold Landesbank Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Günther, Steffen Landesbank Berlin AG Geschäftsfeldstab Immobilienfinanzierung Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Gottschalk, Gudrun Landesbank Berlin AG Datenschutz und Geldwäsche Brunnenstr. 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Landesbank Berlin AG Risikocontrolling Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Jänichen, Michael Landesbank Berlin AG Berliner Sparkasse Firmenkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Jordan, Axel (komm.) Landesbank Berlin AG Kredit Immobilien Corneliusstraße 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Kipp, Dirk Landesbank Berlin AG Treasury & Trading Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Lange, Axel Landesbank Berlin AG Kreditbereich IBAG/IBG Hardenbergstr. 20 D-10623 Berlin	Managing Director of Landesbank Berlin AG
Papesch, Uwe Landesbank Berlin AG Client Business Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Pritzsche, Wolfgang Landesbank Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Reutter, Dr. Georg Landesbank Berlin AG Vertrieb Immobilienfinanzierung Alte Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Richardt, Claus-Günther Landesbank Berlin AG Berliner Sparkasse Vermögensanlagen Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Roller, Gerhard Landesbank Berlin AG Internationales Geschäft Alexanderplatz 2 D-10178 Berlin-	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Scheer, Heinz-Günter Landesbank Berlin AG Unternehmensentwicklung Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Schölper, Siegfried Landesbank Berlin AG Controlling Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Schroeder, Bartho Landesbank Berlin AG Business Management Alexanderplatz 2 D-10178 Berlin	Managing Director of Landesbank Berlin AG
Thanheiser, Landesbank Berlin AG Berliner Sparkasse Privatkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG